Exhibit 99.5

CHAPTER B

The information contained in these Financial Statements published by the Company constitutes a convenience translation of the Financial Statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

To

The Shareholders of

Matrix IT Ltd.

Ladies and gentlemen,

Review Report of the Independent Auditor to the Shareholders of Matrix IT Ltd.

Introduction

We have reviewed the accompanying interim financial information of Matrix IT Ltd. and its subsidiaries (the “Group”), that includes the condensed interim consolidated statement of financial position as at June 30, 2025, and the related condensed interim consolidated statements of profit and loss and other comprehensive income, changes in equity, and cash flows for the six and three month periods then ended. The Board of Directors and management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 “Interim Financial Reporting” and they are also responsible for the preparation of this interim financial information in accordance with Chapter D of Securities Regulations (Periodic and Immediate Reports) - 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Review Standard (Israel) 2410 of the Institute of Certified Public Accountants in Israel “Review of Interim Financial Information Performed by the Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially smaller in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the abovementioned financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the statements in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the abovementioned financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports) - 1970.

Tel Aviv, Israel	Zif Haft
August 11, 2025	Certified Public Accountants (Isr.) - BDO Member Firm

Interim Consolidated Financial Statements 3

Matrix IT Ltd.

Consolidated Statements of Financial Position

(NIS thousands)

	As at June 30,	As at June 30,	As at December 31,
	2025	2024	2024
	Unaudited	Unaudited	Audited
Current assets
Cash and cash equivalents	547,753	498,400	668,495
Trade receivables and unbilled receivables, net	1,876,794	1,666,154	1,926,190
Income tax receivable	33,917	43,362	53,567
Other accounts receivable	152,864	138,349	122,273
Inventories	151,127	107,220	101,861
	2,762,455	2,453,485	2,872,386

Non-current assets
Investment in a financial asset measured at fair value through profit and loss	14,512	17,146	17,146
Prepaid expenses	55,565	41,225	30,203
Right-of-use assets	378,615	215,918	369,935
Property, plant, and equipment	101,022	93,396	101,616
Goodwill	993,995	926,199	955,988
Intangible assets	96,933	87,524	89,893
Deferred taxes	52,019	*44,830	42,469
	1,692,661	1,426,238	1,607,250

	4,455,116	3,879,723	4,479,636

*	Reclassification - The Company reclassified comparative figures to reflect offsetting between deferred tax assets and deferred tax liabilities for right-of-use assets and lease liabilities related to the same tax authority and the same taxable entity.

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 4

Matrix IT Ltd.

Consolidated Statements of Financial Position

(NIS thousands)

	As at June 30,	As at June 30,	As at December 31,
	2025	2024	2024
	Unaudited	Unaudited	Audited
Current liabilities
Credit from banks and other credit providers	389,443	442,813	388,640
Current maturities of debentures	79,955	82,698	81,341
Current maturities of lease liabilities	117,648	105,678	115,574
Trade payables	831,976	580,187	926,753
Income tax payable	6,908	11,759	21,063
Other accounts payable	104,555	98,485	133,631
Employees and payroll accruals	480,338	438,931	510,995
Liabilities in respect of business combinations	7,383	469	10,244
Put options for non-controlling interests	88,026	79,272	82,308
Deferred revenues	424,058	326,721	382,119
	2,530,290	2,167,013	2,652,668
Non-current liabilities
Loans from banks and other lenders	66,751	42,611	19,671
Debentures	262,705	327,917	295,427
Deferred revenues	56,218	64,194	45,667
Put options for non-controlling interests	62,984	25,991	24,764
Lease liabilities	272,292	111,057	257,235
Deferred taxes	29,453	*25,013	23,871
Liabilities in respect of business combinations	9,448	-	8,371
Employee benefit liabilities	11,948	8,005	7,635
	771,799	604,788	682,641
Equity attributable to Company shareholders
Share capital and capital reserves	345,039	384,663	380,099
Retained earnings	750,131	673,924	708,634
	1,095,170	1,058,587	1,088,733

Non-controlling interests	57,857	49,335	55,594

Total equity	1,153,027	1,107,922	1,144,327

	4,455,116	3,879,723	4,479,636

*	Reclassification - The Company reclassified comparative figures to reflect offsetting between deferred tax assets and deferred tax liabilities for right-of-use assets and lease liabilities related to the same tax authority and the same taxable entity.

The accompanying notes constitute an integral part of the interim consolidated financial statements.

August 11, 2025
Date of approval of the financial statements	Guy Bernstein Chair of the Board of Directors	Moti Gutman CEO	Nevo Brenner CFO

Interim Consolidated Financial Statements 5

Matrix IT Ltd.

Consolidated Statements of Profit and Loss and Other Comprehensive Income - (NIS thousands)

	For the six months ended June 30,	For the six months ended June 30,	For the three months ended June 30,	For the three months ended June 30,	For the year ended December 31,
	2025	2024	2025	2024	2024
	Unaudited	Unaudited	Unaudited	Unaudited	Audited

Revenues	2,997,579	2,786,445	1,451,379	1,332,732	5,579,538
Cost of sales and services	2,547,822	2,377,516	1,228,682	1,130,946	4,746,544

Gross profit	449,757	408,929	222,697	201,786	832,994
Selling and marketing expenses	104,893	97,663	50,052	46,615	196,231
General and administrative expenses	92,154	89,333	45,926	43,916	186,689
Operating income	252,710	221,933	126,719	111,255	450,074
Financial expenses	55,369	42,388	30,071	20,898	86,956
Financial income	10,609	10,969	4,689	6,065	20,084

Income before taxes on income	207,950	190,514	101,337	96,422	383,202
Taxes on income	51,084	45,991	25,054	23,321	94,978
Net income	156,866	144,523	76,283	73,101	288,224
Other comprehensive income (net of tax effects)
Amounts that will not be subsequently reclassified to profit or loss
Gain from remeasurement of defined benefit plans	1,789	1,928	454	1,138	2,722
Amounts that will be, or that have been, reclassified to profit or loss if specific conditions are met
Adjustments for translation of financial statements	(23,934)	11,894	(30,474)	7,065	(1,140)
Change in fair value of instruments used in cash flow hedging	(1,729)	(195)	(1,450)	(272)	(4)
Total comprehensive income	132,992	158,150	44,813	81,032	289,802
Net earnings attributable to:
Company shareholders	148,497	138,141	72,918	69,495	272,422
Non-controlling interests	8,369	6,382	3,365	3,606	15,802
	156,866	144,523	76,283	73,101	288,224
Total comprehensive income attributable to:
Company shareholders	124,923	151,616	41,777	77,570	273,804
Non-controlling interests	8,069	6,534	3,036	3,462	15,998
	132,992	158,150	44,813	81,032	289,802
Net earnings per share attributable to the Company’s shareholders (NIS)
Basic net income	2.34	2.17	1.15	1.09	4.29
Diluted net income	2.33	2.17	1.14	1.09	4.29

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 6

Matrix IT Ltd.

Consolidated Statements of Changes in Equity
Unaudited (NIS thousands)

	Share capital	Share premium	Treasury shares	Reserve for adjustments arising from translation of financial statements of foreign operations and cash flow hedge	Reserve for transactions between a corporation and a controlling shareholder	Reserve for share-based payment and transactions with non- controlling interests	Retained earnings	Total attributable to Company shareholders	Non- controlling interests	Total Equity
Balance at January 1, 2025 (audited)	68,255	309,447	(7,982)	(9,675)	10,186	9,868	708,634	1,088,733	55,594	1,144,327
Net income	-	-	-	-	-	-	497,148	148,497	8,369	156,866

Adjustments for translation of financial statements of foreign operations and cash flow hedge	-	-	-	(25,363)	-	-	-	(25,363)	(300)	(25,663)
Actuarial gain from remeasurement of defined benefit plans	-	-	-	-	-	-	1,789	1,789	-	1,789
Total other comprehensive income	-	-	-	(25,363)	-	-	1,789	(23,574)	(300)	(23,874)

Total comprehensive income	-		-	(25,363)	-	-	150,286	124,923	8,069	132,992
Exercise of employee options	254	18,188	-	-	-	(18,442)	-	-	-	-
Dividend declared	-	-	-	-	-	-	(108,789)	(108,789)	-	(108,789)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(5,806)	(5,806)
Transactions with non-controlling interests	-	-	-	-	-	(14,103)	-	(14,103)	-	(14,103)
Share-based payment	-	-	-	-	-	4,406	-	4,406	-	4,406
Balance at June 30, 2025	68,509	327,635	(7,982)	(35,038)	10,186	(18,271)	750,131	1,095,170	57,857	1,153,027

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 7

Matrix IT Ltd.

Consolidated Statements of Changes in Equity
Unaudited (NIS thousands)

	Share capital	Share premium	Treasury shares	Reserve for adjustments arising from translation of financial statements of foreign operations and cash flow hedge	Reserve for transactions between a corporation and a controlling shareholder	Reserve for share-based payment and transactions with non- controlling interests	Retained earnings	Total attributable to Company shareholders	Non- controlling interests	Total Equity
Balance as at January 1, 2024 (audited)	68,255	309,447	(7,982)	(8,335)	10,186	11,035	665,981	1,048,587	58,885	1,107,472
Net income	-	-	-	-	-	-	138,141	138,141	6,382	144,523

Adjustments for translation of financial statements of foreign operations and cash flow hedge	-	-	-	11,547	-	-	-	11,547	152	11,699
Actuarial gain from remeasurement of defined benefit plans	-	-	-	-	-	-	1,928	1,928	-	1,928
Total other comprehensive income	-	-	-	11,547	-	-	1,928	13,475	152	13,627

Total comprehensive income	-	-	-	11,547	-	-	140,069	151,616	6,534	158,150
Dividend declared	-	-	-	-	-	-	(132,126)	(132,126)	-	(132,126)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(8,672)	(8,672)
Transactions with non-controlling interests	-	-	-	-	-	(18,487)	-	(18,487)	(7,412)	(25,899)
Share-based payment	-	-	-	-	-	8,997	-	8,997	-	8,997
Balance at June 30, 2024	68,255	309,447	(7,982)	3,212	10,186	1,545	673,924	1,058,587	49,335	1,107,922

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 8

Matrix IT Ltd.

Consolidated Statements of Changes in Equity
Unaudited (NIS thousands)

	Share capital	Share premium	Treasury shares	Reserve for adjustments arising from translation of financial statements of foreign operations and cash flow hedge	Reserve for transactions between a corporation and a controlling shareholder	Reserve for share-based payment and transactions with non- controlling interests	Retained earnings	Total attributable to Company shareholders	Non- controlling interests	Total Equity
Balance at April 1, 2025	68,494	326,638	(7,982)	(3,443)	10,186	(18,644)	733,387	1,108,636	60,627	1,169,263
Net income	-	-	-	-	-	-	72,918	72,918	3,365	76,283
Adjustments for translation of financial statements of foreign operations and cash flow hedge	-	-	-	(31,595)	-	-	-	(31,595)	(329)	(31,924)
Actuarial gain from remeasurement of defined benefit plans	-	-	-	-	-	-	454	454	-	454
Total other comprehensive income	-	-	-	(31,595)	-	-	454	(31,141)	(329)	(31,470)

Total comprehensive income	-	-	-	(31,595)	-	-	73,372	41,777	3,036	44,813
Exercise of employee options	15	997	-	-	-	(1,012)	-	-	-	-
Dividend declared							(56,628)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(5,806)	(5,806)
Share-based payment	-	-	-	-	-	1,385	-	1,385	-	1,385
Balance at June 30, 2025	68,509	327,635	(7,982)	(35,038)	10,186	(18,271)	750,131	1,095,170	57,857	1,153,027

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 9

Matrix IT Ltd.

Consolidated Statements of Changes in Equity
Unaudited (NIS Thousands)

	Share capital	Share premium	Treasury shares	Reserve for adjustments arising from translation of financial statements of foreign operations and cash flow hedge	Reserve for transactions between a corporation and a controlling shareholder	Reserve for adjustments arising from translation of financial statements of foreign operations and cashflow hedge	Retained earnings	Total attributable to Company shareholders	Non- controlling interests	Total Equity
Balance at April 1, 2024	68,255	309,447	(7,982)	(3,725)	10,186	(1,572)	654,744	1,029,353	54,057	1,083,410
Net income	-	-	-	-	-	-	69,495	69,495	3,606	73,101
Adjustments for translation of financial statements of foreign operations and cash flow hedge	-	-	-	6,937	-	-	-	6,937	(144)	6,793
Actuarial gain from remeasurement of defined benefit plans	-	-	-	-	-	-	1,138	1,138	-	1,138
Total other comprehensive income	-	-	-	6,937	-	-	1,138	8,075	(144)	7,931
Total comprehensive income	-	-	-	6,937	-	-	70,633	77,570	3,462	81,032
Transactions with non-controlling interests	-	-	-	-	-	(1,392)	-	(1,392)	(1,608)	(3,000)
Dividend declared	-	-	-	-	-	-	(51,453)	(51,453)	-	(51,453)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(6,576)	(6,576)
Share-based payment	-	-	-	-	-	4,509	-	4,509	-	4,509
Balance at June 30, 2024	68,255	309,447	(7,982)	3,212	10,186	1,545	673,924	1,058,587	49,335	1,107,922

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 10

Matrix IT Ltd.

Consolidated Statements of Changes in Equity
Unaudited (NIS thousands)

	Share capital	Share premium	Treasury shares	Reserve for adjustments arising from translation of financial statements of foreign operations and cash flow hedge	Reserve for transactions between a corporation and a controlling shareholder	Reserve for share-based payment and transactions with non- controlling interests	Retained earnings	Total attributable to Company shareholders	Non- controlling interests	Total equity
Balance at January 1, 2024	68,255	309,447	(7,982)	(8,335)	10,186	11,035	665,981	1,048,587	58,885	1,107,472
Net income	-	-	-	-	-	-	272,422	272,422	15,802	288,224
Adjustments for translation of financial statements of foreign operations and cash flow hedge	-	-	-	(1,340)	-	-	-	(1,340)	196	(1,144)
Actuarial gain from remeasurement of defined benefit plans	-	-	-	-	-	-	2,722	2,722	-	2,722
Total other comprehensive income	-	-	-	(1,340)	-	-	2,722	1,382	196	1,578
Total comprehensive income	-	-	-	(1,340)	-	-	275,144	273,804	15,998	289,802
Non-controlling interests in a company that was consolidated for the first time	-	-	-	-	-	-	-	-	950	950
Dividend declared	-	-	-	-	-	-	(232,491)	(232,491)	-	(232,491)
Dividend to non-controlling interests	-	-	-	-	-	-	-	-	(13,133)	(13,133)
Transactions with non-controlling interests	-	-	-	-	-	(19,193)	-	(19,193)	(7,106)	(26,299)
Share-based payment	-	-	-	-	-	18,026	-	18,026	-	18,026
Balance at December 31, 2024	68,255	309,447	(7,982)	(9,675)	10,186	9,868	708,634	1,088,733	55,594	1,144,327

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 11

Matrix IT Ltd.

Consolidated Statements of Cash Flows
(NIS thousands)

	For the six months ended June 30,	For the six months ended June 30,	For the three months ended June 30,	For the three months ended June 30,	For the year ended December 31,
	2025	2024	2025	2024	2024
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Cash flows from operating activities
Net income	156,866	144,523	76,283	73,101	288,224
Adjustments required to reconcile net income to net cash (used in) provided by operating activities:
Adjustments to profit and loss items
Depreciation and amortization	98,946	90,538	49,348	43,732	186,811
Taxes on income	51,084	45,991	25,054	23,321	94,978
Change in liabilities for employee benefits	4,224	1,404	1,088	909	1,553
Other financial expenses, net	27,398	11,199	17,715	4,993	27,619
Revaluation of long-term bank loans	670	(205)	(134)	(97)	(392)
Revaluation of liabilities in respect of business combinations	1,634	(2,741)	785	(2,741)	(1,741)
Capital gain from disposal of property, plant, and equipment	(596)	(248)	(93)	(196)	(301)
Share-based payment	4,406	8,997	1,385	4,509	18,026
Revaluation of liabilities for put options for non-controlling interests	7,430	6,017	3,473	3,905	15,321
	195,196	160,952	98,621	78,335	341,874
Changes in assets and liabilities items
Increase (decrease) in trade receivables	121,144	16,250	127,403	63,923	(245,505)
Decrease (increase) in other receivables and prepaid expenses	(58,052)	(44,427)	35,326	(8,112)	(15,712)
Decrease (increase) in inventories	(47,865)	38,869	(61,810)	12,972	44,413
Increase (decrease) in trade payables	(124,505)	(207,343)	(50,144)	(75,628)	140,568
Increase (decrease) in employees and institutions, deferred revenues, and other accounts payable	(42,299)	47,099	(66,436)	(35,418)	188,813
	(151,577)	(149,552)	(15,661)	(42,263)	112,577
Cash paid and received over the course of the period for
Interest paid	(25,099)	(26,207)	(6,592)	(8,926)	(49,375)
Interest received	10,609	10,969	4,689	6,065	20,084
Taxes paid	(69,015)	(71,722)	(39,237)	(27,568)	(124,758)
Taxes received	20,154	24,850	4,358	16,892	30,595
	(63,351)	(62,110)	(36,782)	(13,537)	(123,454)
Net cash provided by operating activities	137,134	93,813	122,461	95,636	619,221

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 12

Matrix IT Ltd.

Consolidated Statements of Cash Flows
(NIS thousands)

	For the six months ended June 30,	For the six months ended June 30,	For the three months ended June 30,	For the three months ended June 30,	For the year ended December 31,
	2025	2024	2025	2024	2024
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Cash flows from investment activities
Proceeds from sale of property, plant, and equipment	1,140	1,559	173	582	1,936
Acquisition of property, plant, and equipment	(15,711)	(15,811)	(5,733)	(6,227)	(41,541)
Acquisition of subsidiaries consolidated for the first time (a)	(65,362)	-	-	-	(17,321)
Net cash from used in investment activities	(79,933)	(14,252)	(5,560)	(5,645)	(56,926)

Cash flows from financial activities
Short-term credit from banks and other credit providers, net	-	63,234	(11,021)	22,594	(24,019)
Receipt from the issuing of commercial securities (NAAM)	-	-	-	-	100,000
Repayment of long-term loans from banks and credit providers	(77,566)	(89,329)	(44,898)	(44,707)	(179,003)
Dividend distribution	(100,438)	(80,673)	(52,161)	(80,673)	(184,214)
Payment in respect of long-term loans from banks and credit providers	120,000	-	-	-	-
Repayment of liabilities in respect of business combinations	(3,418)	(561)	(1,686)	(561)	(11,561)
Repayment of lease liabilities	(58,583)	(64,354)	(31,244)	(32,842)	(129,435)
Dividend distribution to non-controlling interests	(7,835)	(18,838)	(7,292)	(16,742)	(30,271)
Repayment of liabilities for put options to non-controlling interests	-	(1,124)	-	(1,124)	(1,124)
Acquisition of non-controlling interests	-	(3,499)	-	(3,000)	(3,899)
Repayment of debentures	(33,959)	(33,959)	-	-	(67,918)
Net cash used in financial activities	(161,799)	(229,103)	(148,302)	(157,055)	(531,444)

Translation differences for cash and cash equivalent balances	(16,144)	7,734	(20,819)	4,631	(2,564)

Increase (decrease) in cash and cash equivalents	(120,742)	(141,808)	(52,220)	(62,433)	28,287

Balance of cash and cash equivalents at the beginning of the period	668,495	640,208	599,973	560,833	640,208

Balance of cash and cash equivalents at end of the period	547,753	498,400	547,753	498,400	668,495

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 13

Matrix IT Ltd.

Consolidated Statements of Cash Flows
(NIS thousands)

		For the six months ended June 30,	For the six months ended June 30,	For the three months ended June 30,	For the three months ended June 30,	For the year ended December 31,
		2025	2024	2025	2024	2024
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
(a)	Acquisition of subsidiaries consolidated for the first time

	The subsidiaries’ assets and liabilities at date of acquisition:

	Working capital (other than cash and cash equivalents)	(11,991)	-	-	-	663
	Property, plant, and equipment	(1,322)	-	-	-	(270)
	Income tax receivable	(3,255)	-	-	-	-
	Deferred tax	(3,289)	-	-	-	(155)
	Inventories	(1,401)	-	-	-	(185)
	Goodwill	(55,537)	-	-	-	(36,038)
	Intangible assets	(21,666)	-	-	-	(13,656)
	Employee benefit liabilities	2,414	-	-	-	-
	Provision for tax	4,983	-	-	-	3,224
	Liabilities for options to holders of non-controlling interests	25,702	-	-	-	-

	Non-controlling interests	-	-	-	-	950
	Liabilities in respect of business combinations	-	-	-	-	28,146
		(65,362)	-	-	-	(17,321)

(b)	Significant non-cash transactions

	Distribution of dividend declared and not yet paid	56,628	51,453	56,628	51,453	48,277
	Right-of-use asset recognized with corresponding lease liability	76,164	65,143	24,003	18,767	286,695
	Issuing call options to non-controlling interests	-	22,400	-	-	22,400

The accompanying notes constitute an integral part of the interim consolidated financial statements.

Interim Consolidated Financial Statements 14

Matrix IT Ltd.

Notes to the Interim Consolidated Financial Statements

Note 1	General

A.	Matrix IT Ltd. (the “Company”) was incorporated in Israel on September 12, 1989, and started its business operations on that day. The Company provides advanced IT services.

B.	These financial statements have been prepared in condensed format as at June 30, 2025, and for the six and three month periods then ended (the “Consolidated Interim Financial Statements”). The condensed consolidated financial statements of the Group as at June 30, 2025 include those of the Company and its subsidiaries (the “Group”) and the Group’s interests in associates and joint arrangements. The financial statements should be read in the context of the Company’s annual financial statements as at December 31, 2024, and for the year then ended and their accompanying notes (the “Consolidated Annual Financial Statements”).

C.	The Company is a direct subsidiary of Formula Systems (1985) Ltd. (“Formula Systems”), which is controlled by Asseco Poland SA.

D.	The Company’s shares are listed on the Tel Aviv Stock Exchange.

Note 2	Significant Accounting Policies

A.	-Preparation format of the Consolidated Interim Financial Statements

The Consolidated Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and in accordance with the disclosure requirements of Chapter D of the Israel Securities Regulations (Periodic and Immediate Reports), 1970. The accounting policy applied in the preparation of the Consolidated Interim Financial Statements is consistent with that applied in the preparation of the Consolidated Annual Financial Statements.

B.	Below is information about changes in the CPI and relevant exchange rates

	As at 30.06.25	As at 30.06.24	As at 31.12.24
Consumer price index (2020 basis)
Israel (index basis)	117.3	113.5	114.8
In Israel (known index)	102.8	113.4	115.11
NIS exchange rate
USD	3.37	3.76	3.65
EUR	3.96	4.02	3.80

Interim Consolidated Financial Statements 15

Matrix IT Ltd.

Notes to the Interim Consolidated Financial Statements

Note 2	Significant Accounting Policies (cont.)

B.	Below is information about changes in the CPI and relevant exchange rates (cont.)

	For the six months ended 30.06.25	For the six months ended 30.06.24	For the three months ended 30.06.25	For the three months ended 30.06.24	For the year ended 31.12.24
Consumer price index (2020 basis)
Israel (index basis)	2.14%	2.07%	1.08%	1.13%	3.24%
In Israel (known index)	1.57%	1.89%	1.28%	1.61%	3.43%
NIS exchange rate
USD	(7.54)%	3.64%	(9.31)%	2.12%	0.55%
EUR	4.18%	0.21%	(1.66)%	1.03%	(5.36)%

Note 3	Segments

A.	General

The operating segments are based on information that is reviewed by the chief operating decision maker (CODM) for the allocation of resources and assessment of performance. Accordingly, for management purposes, the Group is organized into operating segments based on the products and services and on the geographic location of the business units. The Company operates directly and through subsidiaries, and it has the following operating segments:

IT Solutions and Services, Consulting, and Management in Israel;

IT Solutions and Services in the US;

Cloud and Computing Infrastructures;

Marketing and Support of Software Products.

Interim Consolidated Financial Statements 16

Matrix IT Ltd.

Notes to the Interim Consolidated Financial Statements

Note 3	Segments (cont.)

A.	General (cont.)

IT Solutions and Services, Consulting, and Management in Israel

This segment includes a wide range of technological and other solutions and services in the sectors: core systems, data and AI, information security and cyber, digital, and more. As part of these solutions, the Company is engaged in the development of large-scale technological systems and the provision of related services; execution of IT and software integration projects; development of operational solutions and C4 ISR systems for defense entities in Israel and abroad; outsourcing services and professional services by experts and consultants; offshore/nearshore services; BPO and call center services; software project management; software development; software and QA testing; enhancement and upgrading of existing technological systems; as well as the provision of training and implementation services.

In addition, this activity includes management consulting and multidisciplinary engineering and operational consulting services, including supervision of complex engineering projects, particularly infrastructure projects in the transportation sector.

IT Solutions and Services in the United States

This segment is conducted through two arms – Matrix US Holding and XTIVIA – each of which holds several subsidiaries in the United States.

The activity includes the provision of solutions and expert services in the sector of GRC – Government Risk & Compliance, fraud prevention, cyber risk, and anti-money laundering, as well as specialized advisory services in this sector and specialized IT services for the healthcare sector.

This segment also includes the provision of specialized technological solutions and services in the sectors of portals, BI, CRM, DBA, and EIM; dedicated solutions for the US Government Contracting market; distribution and marketing services for software products; and the provision of professional services and offshore solutions, including through employees at the Company’s operational centers in India. The operations also include professional services and projects conducted by experts from across the Matrix Group, serving as a gateway to the business model of exporting the Company’s services and products to the US market.

Interim Consolidated Financial Statements 17

Matrix IT Ltd.

Notes to the Interim Consolidated Financial Statements

Note 3	Segments (cont.)

A.	General (cont.)

Cloud and Computing Infrastructures

The Company’s activity in this segment primarily includes providing a wide range of cloud solutions and services, including sales, service, and support for public cloud (PaaS, SaaS, IaaS) and private cloud at all implementation stages - consulting, architecture, development, deployment, environment management, and support - as well as advanced FinOps services (through the Company’s specialized business unit, CloudZone). It also includes computing solutions for IT infrastructure, communication solutions, marketing and sales of hardware, software licenses, and peripheral equipment for business.

customers, alongside with related professional services. Additionally, the Company offers multimedia solutions and command-and-control centers for smart offices, office automation and printing solutions, sales and marketing of test and measurement equipment, communication, cybersecurity, and RF solutions, automation projects and integration, advanced calibration services, and industrial video and image processing solutions (through RDT Equipment and Systems and Asio Vision). Furthermore, the Company is engaged in the import, sales, and service of automated manufacturing machines for component assembly and automated testing machines for assembly processes and components in production lines across various industries, including industrial, medical, military, laser, and sensor applications for civilian and defense purposes, as well as optical communication systems and automotive radar systems.

Marketing and Support of Software Products

This segment primarily includes the sale and distribution of software products (mainly from foreign software manufacturers) across various sectors, such as control and monitoring products, cybersecurity, communication solutions, virtualization, knowledge management products, databases and Big Data, open-source systems, and IT management products. It also includes providing professional support services for these products, as well as implementation projects, training, support, and maintenance for integrated products and systems.

Interim Consolidated Financial Statements 18

Matrix IT Ltd.

Notes to the Interim Consolidated Financial Statements

Note 3	Segments (cont.)

B.	Composition

For the six months ended June 30, 2025 - unaudited (NIS thousands)

	IT Solutions and Services, Consulting, and Management in Israel	Sales, Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total
Revenues to non-related parties	1,806,513	168,177	800,316	222,573	-	2,997,579
Inter-segment revenues	43,550	13,031	14,798	423	(71,802)	-

Revenues	1,850,063	181,208	815,114	222,996	(71,802)	2,997,579

Segment results	144,967	18,551	61,164	34,234	(6,206)	252,710
Financial expenses						(55,369)
Financial income						10,609
Taxes on income						(51,084)
Net income						156,866

For the six months ended June 30, 2024 - unaudited (NIS thousands)

	IT Solutions and Services, Consulting, and Management in Israel	Sales, Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total
Revenues to non-related parties	1,609,866	206,480	735,075	235,024	-	2,786,445
Inter-segment revenues	45,416	12,856	26,985	2,461	(87,718)	-

Revenues	1,655,282	219,336	762,060	237,485	(87,718)	2,786,445

Segment results	128,484	16,285	50,456	33,888	(7,180)	221,933
Financial expenses						(42,388)
Financial income						10,969
Taxes on income						(45,991)
Net income						144,523

Interim Consolidated Financial Statements 19

Matrix IT Ltd.

Notes to the Interim Consolidated Financial Statements

Note 3	Segments (cont.)

B.	Composition (cont.)

For the three months ended June 30, 2025 - unaudited (NIS thousands)

	IT Solutions and Services, Consulting, and Management in Israel	Sales, Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total
Revenues to non-related parties	900,557	90,856	346,073	113,893	-	1,451,379
Inter-segment revenues	19,975	1,848	8,493	264	(30,580)	-

Revenues	920,532	92,704	354,566	114,157	(30,580)	1,451,379

Segment results	74,828	10,091	25,352	19,129	(2,681)	126,719
Financial expenses						(30,071)
Financial income						4,689
Taxes on income						(25,054)
Net income						76,283

For the three months ended June 30, 2024 - unaudited (NIS thousands)

	IT Solutions and Services, Consulting, and Management in Israel	Sales, Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total
Revenues to non-related parties	793,334	114,843	306,782	117,773	-	1,332,732
Inter-segment revenues	22,219	7,142	17,496	1,022	(47,879)	-

Revenues	815,553	121,985	324,278	118,795	(47,879)	1,332,732

Segment results	65,157	8,926	22,826	16,919	(2,573)	111,255
Financial expenses						(20,898)
Financial income						6,065
Taxes on income						(23,321)
Net income						73,101

Interim Consolidated Financial Statements 20

Matrix IT Ltd.

Notes to the Interim Consolidated Financial Statements

Note 3	Segments (cont.)

B.	Composition (cont.)

For the year ended December 31, 2024 - audited (NIS thousands)

	IT Solutions and Services, Consulting, and Management in Israel	Sales, Marketing and Support of Software Products	Cloud and Computing Infrastructures	IT Solutions and Services in the US	Adjustments	Total
Revenue from external customers	3,227,608	425,971	1,465,935	460,024	-	5,579,538
Inter-segment revenues	109,659	30,794	49,996	915	(191,364)	-
Total revenues	3,337,267	456,765	1,515,931	460,939	(191,364)	5,579,538

Segmental results	250,113	45,364	106,405	66,865	(18,673)	450,074
Financial expenses						(86,956)
Financial income						20,084
Taxes on income						(94,978)
Net income						288,224

Additional information
Cost of sales	2,893,978	374,515	1,357,891	311,524	(191,364)	4,746,544
Depreciation and amortization	148,210	6,640	26,997	4,964	-	186,811

Interim Consolidated Financial Statements 21

Matrix IT Ltd.

Notes to the Interim Consolidated Financial Statements

Note 4	Significant Events During the Reporting Period

A.	Dividend distribution

Following the declaration of the dividend on March 10, 2025, on April 8, 2025, the Company distributed a dividend in the amount of NIS 52.2 million to its shareholders (reflecting NIS 0.82 for each NIS 1 par value ordinary shares).

Following the declaration of the dividend on May 12, 2025, on July 15, 2025, the Company distributed a dividend in the amount of NIS 56.6 million to its shareholders (reflecting NIS 0.89 for each NIS 1 par value ordinary shares).

B.	Transactions with holders of non-controlling interests in a subsidiary

In the first quarter, the Company entered into a mutual put/call options renewal agreement with non-controlling interests in a subsidiary for the sale and acquisition of the balance of the subsidiary’s shares. The transaction was recorded against equity.

C.	Acquisition of Gav

On February 4, 2025, the Company, through its subsidiary Matrix IT Systems Ltd., completed the acquisition of 70% of the share capital of Gav Systems Ltd. and Gav Experts Ltd. for a total of approximately NIS 45.5 million. In addition, the sellers were paid a dividend for accrued earnings up until 31.12.23 in the amount of NIS 29 million. Pursuant to the agreement, the Company and the seller have a mutual option to sell and purchase the seller’s remaining shares to the Company. The acquired company provides outsourcing services, primarily in the form of computing and software personnel.

As at the report date, the valuation underlying the allocation of the consideration to assets and liabilities (the PPA) has not yet been completed and accordingly, this allocation is temporary, according to management’s assessment, and may be updated in the coming periods after the valuation is completed.

According to the provisional allocation, the excess purchase cost of approximately NIS 72.2 million was attributed to net intangible assets in the amount of approximately NIS 16.8 million, and the remainder was allocated to goodwill.

As indicated above, the Group recognized the fair value of the assets acquired and liabilities that were undertaken in the business combination according to a temporary measurement. Thus, the consideration for the acquisition as well as the fair value of the assets and liabilities acquired are subject to final adjustment up to 12 months from the acquisition date.

Interim Consolidated Financial Statements 22

Matrix IT Ltd.

Notes to the Interim Consolidated Financial Statements

Note 4	Significant Events During the Reporting Period (cont.)

D.	Entering into a memorandum of understanding for a merger with Magic

On March 10, 2025, a memorandum of understanding (MOU) was signed between Matrix IT Ltd. (“Matrix”) and Magic Software Enterprises Ltd. (“Magic”) for the purpose of negotiating a binding merger agreement, under which Matrix will acquire the entire issued and paid-up share capital of Magic by way of a reverse triangular merger. The considerations to Magic shareholders under the transaction will be in shares of Matrix (hereinafter: the “Magic transaction”). Upon completion of the transaction, Magic will become a private company wholly owned by Matrix.

As Formula is the controlling shareholder in both the Company and Magic, and in light of the materiality of the transaction, the Company’s Board of Directors appointed an independent committee that was empowered to examine the engagement in the transaction, to negotiate with Magic regarding the terms of the transaction, to approve the transaction, and to formulate recommendations to the Board with regard thereto. For additional details, see the immediate report dated 11.3.2025 (reference: 2025-01-015939).

Pursuant to generally accepted accounting principles, the transaction will be accounted for using the pooling method rather than the purchase method. Meaning, the Company will include Magic’s assets and liabilities in its financial statements at the values recorded in the controlling shareholder’s books. In addition, as at the report date, the Company had already recognized transaction costs related to the Magic transaction totaling about NIS 7 million (NIS 5 million in 2024 and the remainder in the second half of 2025).

Interim Consolidated Financial Statements 23